EXHIBIT 99.1

PyroGenesis Reports Voting Results from 2023 Annual Meeting of Shareholders

MONTREAL, June 22, 2023 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), is pleased to announce the voting results from its annual meeting of shareholders held on June 22, 2023 in a virtual format.

A total of approximately 47.4% of the issued and outstanding common shares of PyroGenesis were represented at the meeting.

All of the nominees for election as directors of PyroGenesis referred to in its management information circular for the meeting were elected. Votes cast on this matter were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Alan Curleigh	79,143,826	99.34%	525,068	0.66%
P. Peter Pascali	78,819,639	98.93%	849,255	1.07%
Robert M. Radin	79,076,772	99.26%	592,122	0.74%
Andrew Abdalla	79,047,552	99.22%	621,341	0.78%
Dr. Virendra Jha	79,046,764	99.22%	622,129	0.78%
Nanette Ramsey	78,787,206	98.89%	881,688	1.11%
Ben Naccarato	78,833,709	98.95%	835,185	1.05%

Shareholders approved the appointment of Raymond Chabot Grant Thornton LLP as auditor of PyroGenesis.

Final voting results on all matters voted on at the meeting can be found under PyroGenesis’ profile on SEDAR at www.sedar.com.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG) and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Company's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Company's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/